Exhibit 99.2

Management’s Discussion & Analysis for the Nine-Month Period Ended 31 March 2017

Results of Operations

Comparison of the Nine-Month Period Ended March 31, 2017 to the Nine-Month Period Ended March 31, 2016

License revenue

The Group had no license revenue for the nine-month period to March 31, 2017 compared to A$0.2 million for the nine-month period to March 31, 2016. The revenue of A$0.2 million related to an out-licensing arrangement for one of the company’s intellectual property assets. Additional potential milestones could be expected from our development partners in the coming years.

Other income

Other income increased by A$1.8 million to A$3.4 million for the nine-month period to March 31, 2017 from A$1.6 million for the nine-month period to March 31, 2016. The increase was primarily attributable to A$1.7 million higher cash tax rebates from the French and Australian governments recognized in the third quarter compared to A$0.0 million for the three-month period to March 31, 2016.

French government incentives included grants from the French Crédit d’Impôt Recherche scheme. Australian grant income relates to the Australian R&D tax cash rebate program. The company received approval from Ausindustry for Advance Overseas Finding which will allow eligible overseas research and development expenditures to be claimed in the R&D tax rebate program.

Miscellaneous income decreased by A$0.3 million to A$0.2 million for the nine-month period to March 31, 2017 from A$0.5 million for the nine-month period to March 31, 2016. This decrease was primarily attributable to reduced sales of manufactured product used in research.

Interest income for the nine-month period to March 31, 2017 was A$0.08 million versus A$0.2 million for the nine-month period to March 31, 2016. The decrease was due to a decrease in the level of cash held on term deposits and a reduction in interest rates on the term deposits.

Research & development and intellectual property expenses

Research and development and intellectual property expenses decreased by A$1.0 million to A$4.5 million for the nine-month period to March 31, 2017 from A$5.5 million in the nine-month period to March 31, 2016. The reduction was primarily due to the cessation of CVac clinical trials in the nine-month period to March 31, 2016, offset by higher costs related to the initiation of the AIPAC and TACTI-mel clinical trials in the nine-month period to March 31, 2016.

Corporate administrative expenses

Corporate administrative expenses decreased by A$1.8 million from A$5.2 million for the nine-month period to March 31, 2017 to A$3.4 million for the nine-month period to March 31, 2016. This was due to a decrease of A$0.7 million in finance, legal and consulting expenses, a decrease of A$0.4 million in labour expenses, and a decrease of A$0.7 million in employee share-based payment expenses in the nine-month period to March 31, 2017 compared to the prior period.

Depreciation and amortization expenses

Depreciation and amortization expenses decreased to A$1.3 million for the nine-month period to March 31, 2017 from A$1.5 million for the nine-month period to March 31, 2016. This was due to the intellectual property assets and plant & equipment of CVac being written off during the nine-month period to March 31, 2016.

Share based payment to strategic investor

The share based payment to strategic investor expense was nil for the nine-month period to March 31, 2017 compared to A$47.5 million for the nine-month period to March 31, 2016. The amount represents the difference between the accounting fair value of convertible notes and warrants issued to Ridgeback Capital Investments and the cash received, which was expensed on grant date.

Finance costs

Finance costs were nil for the nine-month period to March 31, 2017 compared to A$8.2k in the nine-month period to March 31, 2016. The interest expense incurred in the nine-month period to March 31, 2016 related to other borrowings which were repaid in August 2015.

Loss on foreign exchange

The loss on foreign exchange was A$0.6 million for the nine-month period ended March 31, 2017, compared to a loss of A$0.5 million for the nine-month period ended March 31, 2016. The increase was driven by the foreign exchange impact on the U.S. and Euro cash holdings compared to the prior period.

Changes in fair value of the comparability milestone

Changes in fair value of the comparability milestone were nil for the nine-month period to March 31, 2017 compared to A$0.5 million in the nine-month period to March 31, 2016. This amount related to a payment into a retention account on the acquisition of Immutep which was measured at fair value through the profit and loss.

Changes in fair value of the convertible note liability

The net change in fair value of the convertible note liability was A$0.6 million during the nine-month period to March 31, 2017 compared to A$0.4 million in the nine-month period to March 31, 2016. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net loss before income tax

Net loss before income tax decreased to A$7.0 million for the nine-month period ended March 31, 2017 from A$59.3 million for the nine-month period ended March 31, 2016.

Income tax benefit

Income tax benefit for the period decreased to A$0.7 million for the nine-month period ended March 31, 2017 from A$0.8 million for the nine-month period ended March 31, 2016 due to an increase in deferred tax assets from income tax losses being recognised in the current period compared to the prior period.

Net loss for the period

Net loss for the period decreased to A$6.3 million for the nine-month period ended March 31, 2017 from A$58.5 million for the nine-month period ended March 31, 2016.

Liquidity and Capital Resources

Capital Requirements

As of March 31, 2017, we had cash and cash equivalents of A$13.9 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We therefore expect to continue to incur substantial losses in the near future. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities.

Cash Flows

Operating Activities

Net cash used in operating activities decreased by A$3.0 million to A$6.3 million for the nine-month period ended March 31, 2017 from A$9.3 million for the nine-month period ended March 31, 2016. This decrease is related to a A$2.1 million decrease in our payments to suppliers and employees as the company spends prudently on research and development activities. There were no royalty payments for the nine-month period ended March 31, 2017, a decrease of A$1.4 million compared to the nine-month period ended March 31, 2016. These decreases in cash outflows were offset by a decrease in cash inflows of A$0.4 million in miscellaneous income related to reduced sales of manufactured product used in research.

Investing Activities

Net cash outflow from investing activities was A$2.6k for the nine-month period ended March 31, 2017 compared to a net cash inflow of A$0.2 million for the nine-month period ended March 31, 2016. There were no proceeds from the disposal of plant and equipment for the nine-month period ended March 31, 2017 compared to A$0.2 million for the nine-month period ended March 31, 2016 related to CVac.

Financing Activities

Net cash outflow from financing activities was A$6.4k for the nine-month period ended March 31, 2017 compared to a net cash inflow of A$25.5 million for the nine-month period ended March 31, 2016. Cash outflows from financing activities during the nine-month period ended March 31, 2017 was due to transaction costs associated with shares issued to employees and non-executive directors. Cash flows provided by financing activities during the nine-month period ended March 31, 2016 was primarily attributable to proceeds from the issue of convertible notes (A$13.8 million) and proceeds from the issue of shares and options (A$13.7 million).

At March 31, 2017 we had A$13.9 million in cash and cash equivalents compared with A$20.9 million at June 30, 2016.

Off-Balance Sheet Arrangements

During the nine-month period ended March 31, 2017 we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

As of March 31, 2017 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	A$	A$	A$	A$	A$
Trade and other payables	1,217,843	1,217,843	—	—	—
Financial liability	17,876,076	—	—		17,876,076

Total	19,093,919	1,217,843	—	—	17,876,076

Our principal obligations consist of agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial. In addition, we have an obligation to Ridgeback Capital Investments who holds a convertible note instrument. The obligation includes the face value of the convertible note, plus accrued interest payable at the end of the term at the rate of 3% per annum.

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